 Calypso Wireless, Inc
  5100 Westheimer, Suite 200
  Houston, Texas 77056
  713-936-3560

September 30, 2009

Mr. Drago Daic
Revista, Inc.
Champion Classic, Inc:
U.S. Lights, Inc.
Curtis Scott Howell DBA Tribeca
14405 Walters Rd # 800
Houston, TX 77014-1356

Re: Demand to Cease Continued Interference in the Affairs of Calypso Wireless, Inc.; Make restitution for past Interferences and other improper actions; and Settlement offer.

Dear Mr. Daic

As you are aware, there is and has been a dispute as to the rights duties, and responsibilities of the parties in relation to the "settlement agreement" of 4/3/2008. I am corresponding with you in a final attempt to resolve our differences; 1) without court action and 2) prior to ongoing, further and most likely irreparable damages that will occur if court action were to have to commence. To do so, we must make you aware of the facts as Calypso currently understands them.

Background:

On or about April 3, 2008 you, for yourself and family (and also representing Curtis Howell, Tribeca, Champion Classic and Jimmy Williamson) and Carlos Mendoza entered into a settlement agreement to settle past differences. Carlos Mendoza purported that he represented the interests of the shareholders but, in fact, he represented his own interests effecting an agreement that paid him over $1M and at the same time released him forever from the claims you had against him and merely transferred that "liability" to the shareholders of Calypso. You, in turn, intended to assume his role in the control of the company affairs over the shareholders although you disguised that fact through terms of that agreement. Those terms specifically stated you would not do so and It has become apparent that you never intended to perform to those terms as will be further delineated herein.

In Broadest strokes, in the 4/3/2008 Settlement agreement Calypso agreed to and performed the following:

> Calypso immediately paid you $500K and 34.5M shares (22M to you and 12.5M to Mr. Williamson) representing an equivalent cash payment of $4,460,000 on 4/16/08 when you reported the shares. A week later this was worth $5,157,500
> Calypso gave you a 25% conditional "ownership" in the patents up to an additional $20M received by you and 5% of conditional "ownership" thereafter.
> Calypso released all claims and challenges against your past actions with prejudice.
> Calypso promised to raise funds to pay you future notes totaling $2.2M.
> Calypso promised to furnish you another 5M in shares.

In Return you agreed:

> To allow ownership of the patents, as well as undisputed use and control of the patents without interference, to Calypso.
> You would release Carlos Mendoza personally from all claims and obligations to you.

You released Carlos but NEVER transferred control of the Patents to Calypso as promised and agreed. In fact, immediately after the 4/3/08 agreement was consummated with Carlos and he "exited", and while Calypso was in full compliance with that agreement, Calypso wished to enter into agreement with Acacia, an agreement previously known to you. That agreement would have allowed Calypso to honor its obligations to you because it advanced payment of $5M to the Company. However you refused to allow Calypso to enter into that agreement contrary to your agreement that specifically stated you would not interfere with such Transfers. Some examples from that Agreement are:

      (A) "Assignee transfers to Assignor all right, title and interest in and to the Patent that Daic may have or heretofore have acquired, whether pursuant to the litigation between the parties or otherwise.";
      (B) "Assignee shall be obligated to approve any Transfer requested pursuant to notice as provided herein";
      (C) "Assignee shall have no right to direct or to participate in any way in any negotiations or discussions relating to any Transfer of the Patent";
      (D) "Assignee shall be obligated to approve the Transfer upon five (5) days notice thereof. In such event, Assignee shall also be obligated to comply with such reasonable requests as may be made by Assignor relating to the Transfer, including the documentation of the Transfer";
      (E) "Assignee shall have no rights in or to the management of the Patent."

Adding insult, you claimed a right to unilaterally take the Company's assets with the irreparable results of further years of wasted time while the company is mired with you in further litigation. You extracted an additional 1.7M shares and a payment of $50K that the company desperately needed for operational purposes to "allow" Calypso another 6 weeks to make payments to you, payments it couldn't make because of your refusal to allow the Acacia Agreement.

During the next six weeks, Calypso attempted two ways of obtaining funds to make payments and you blocked both of them and to assist you in these actions, you required the Board to appoint your wife, Kathy Daic, as a director on June 12, 2008. Firstly, the company sought to sell shares to obtain moneys to operate and to make payments to you. The company paid a consultant to find an investor willing to invest $2,000,000 into the company and had its attorney draw up the agreement. But you breached your agreement again and would not "allow" the company to enter into that investment because, "you would not allow yourself to be diluted". And again the company was forced to relent to avoid costly and irreparable litigation. Secondly, Calypso attempted to negotiate a settlement with T-Mobile in order to quickly attain the cash necessary to make payments. And again you breached our agreement and refused to "allow" such because you insisted on "suing them first". And again the company had no choice but to acquiesce or face years of litigation with you. Once again, you implied that there would be no "default" claim if the management acquiesced to your wishes instead and this time you "allowed" a 9 month "extension" to make payments.

In April of 2008 and after you would not allow the Company to enter into agreement with Acacia, the Company sought out and found highly qualified patent Attorneys to prosecute the patents. They had reached agreement with Morgan Chu of Irell & Manella in Los Angeles, Ca. but you would not allow that firm because you demanded we "sue T-Mobile and ONLY T-Mobile" and I&M had a conflict with T-Mobile. Thereafter the Company was close to reaching agreement with the Lanier Law Firm in Houston, Tx. And again you refused, demanding that the company instead hire Mr. Ross Sears II, your longtime family friend and Mr. Williamson's ex-partner of 12 years, to be our "patent" attorney. You did this knowing Mr. Sears had no Intellectual Property law experience. Mr. Sears promised to find acceptable co-counsel by June 27, 2008. He approached the Lanier Law Firm to "close the deal" but required too much of their contingency fee for them to accept it. Mr. Lanier declined such an arrangement. After June 27, 2008 and after Mr. Sears failed to deliver acceptable co-counsel Calypso was left in a very prejudiced position. It wasn't until two months after the deadline that Mr. Sears brought in a the firm of Williams Kherkher (W-K) to assist him. By now desperate due to your continued interferences, Calypso had no choice but to embrace them.

In November of 2008, Mr. Sears finally filed a lawsuit against T-Mobile (and "ONLY against T-Mobile"). But then, for the next 5 months you and Mr. Williamson refused to allow those attorneys to make a proper filing by refusing to be named on the lawsuit as an assignee as is required by procedural rules. Your 4/8/08 Agreement stated:

      "In the event that Assignor brings a suit, action or claim related to infringement, validity, or enforceability of the Patent, Assignee consents to being named as a co-party in such suit, action or claim (including but not limited to giving its consent to venue and personal jurisdiction in the venue selected by Assignor)."

In spite of that, you not only persisted in denying that consent, you stated that you would continue to do so until such time as Calypso gave you a revised agreement granting you massive further "concessions" to the 4/8/08 agreement. Simply put, you wanted to "formalize" your previous breaches by extorting Calypso into agreeing those breaches were acceptable.

Additionally, and while you were holding up the lawsuit, you were also traveling to Florida to deal with "Calypso affairs" relating to Mr. Baxter. Yet, you did not perform your alleged task but came back with a "story" you knew to be untrue. You stated that the company's CEO had "stolen" $100K from an investor although you had known for 5 months that in fact the company received that money and spent that money on company expenses. The obvious purpose of which was to split the management of Calypso so that you could better control the affairs of Calypso. This way you were able to "entice" your wife and Mr. Pattin to "fire" Mr. Turrini in conflict of the laws, rules, regulations, and Bylaws of the company. In turn you were able to "work on" Mr. Pattin without the support of the Mr. Turrini. In short, you divided for the purpose of conquering. That enabled you to conduct a series of meetings and manage the affairs of the company without Mr. Turrini present.

It is now apparent that you never intended to allow Calypso to have and use the patent. It is now apparent that you only desired to obtain a dismissal of our previous challenges against you and have the shareholders fund the company until such time as you could "take all of the assets" of the company and after Calypso enhanced the value of the patents. It is apparent that this was merely another fraud to cover your first (successful?) fraud of the first lawsuit.

Additionally, T-Mobile has made counter-claim that Calypso did not properly follow Patent Office procedure in attaining its Patents. If proven true, that would be the result of your "consulting agreement" work that interfered with the company's patent attorneys processing of the application. If this is the case, then your original "judgment" is void as well as your liability to everyone who has invested as a direct result of your misdeeds since.

Further, there is absolutely no way the litigation with T-Mobile will be able to continue because of your attempts at improperly clouding title to use as a "bargaining tool" against Calypso. Unless this is resolved, something you have been stonewalling on, irreparable damages may soon occur beyond the capabilities of you, your family and Mr. Williamson to make good. These damages could easily approach a billion dollars and will likely do so.

Calypso's Conclusions:

1. Your original lawsuit against Calypso was a gross misrepresentation to the court on the part of you and Mr. Williamson and both of you knew it. Your claim of a "consulting agreement" was a misrepresentation. Evidence shows the "consulting agreements" were shams to affect a fraud upon the shareholders and to thwart the provisions of the United States Code and regulations.

2. You knew Carlos was unable to resist you without incriminating himself in this fraud, specially knowing he had been convicted of such already in Costa Rica.

3. Therefore, Carlos did not fight you and in fact did not even testify against you. (he couldn't without implicating himself in your mutual scam against the shareholders.)

4. You obtained a "default" judgment as a result.

5. Calypso (Carlos) did not (could not) timely file an appeal.

6. Calypso (Turrini) filed for a bill of review based upon an allegation that you improperly interfered with the testimony of Carlos in the first trial. (Which you did)

7. Carlos again did not testify in the Bill of review hearing for the same reasons.

8. You and CristianTurrini agreed to a settlement in concept for about $10M

9. As a result, Turrini and Calypso agreed to drop the challenges against the first lawsuit WITH PREJUDICE.

10. You and Mr. Williamson "agreed", but never intended to honor, your obligations under the settlement. You only wanted to be dismissed from being challenged regarding your $117M judgment.

11. After the "new" agreement, you again interfered in the affairs of Calypso to induce a "default" by Calypso.

12. You declared such a default and have attempted to completely take over the assets and affairs of the company.

13. You have completely crushed this company to date and destroyed the investments of the shareholders as a result. You have potentially destroyed a multi Billion dollar asset of Calypso's.

For these reasons and more, Calypso is demanding recovery of its damages in the many hundreds of millions of dollars against you and Mr. Williamson. It is apparent that Calypso will also have to cooperate with the various authorities to provide further proof of your malfeasances. They will likely assist us as you have also broken numerous statutes with your actions

Calypso Demands:

1. Calypso first demands that you immediately cease and desist your continued interferences in the T-Mobile case that led to the attorneys withdrawing and putting our whole case in dire jeopardy.

2. Calypso demands that you immediately unequivocally return the patents to the control of Calypso in a manner that would allow Calypso proper standing in the court.

3. Calypso demands that you make an immediate down-payment of $1M dollars to Calypso as a minimum replacement for operating capital that you have not allowed Calypso to obtain for the last 18 Months.

4. Calypso demands that you immediately enter into successful negotiations with Calypso, to be concluded within two weeks, that will forever remove you from the affairs of this company. See the settlement offer(s) below;

Calypso's "Settlement offer"

Because the time of litigation will cost us much more damage and frankly is likely to be beyond you, your children's trust and Mr. Williamson's ability to pay, we will offer the following simple settlement in concept.

A. All previous "offers" or ideas are OFF THE TABLE. We have endured severe damages by your continued malicious and improper actions since making any offers.

B. Within 30 days, you (including all entities controlled by you) and Mr. Williamson will return ALL property of Calypso to Calypso. That will include any stock, "debts", "Patents" or "notes" you own relating to Calypso as the date of this letter.

C. You may keep all cash you have extorted from us to date (including the illegal profits from the shares you sold contrary to rules and regulations (we cannot guarantee the authorities will not attempt recovery or fines against you, only that Calypso will not induce any such investigations.)

D. Calypso will have full rights to the first $3M in revenue obtained from the patents but will SPLIT the NEXT $5M in revenue 50/50 with you (ie- The two of you will get $2.5M more MAX, Williamson will get $1M more and you will get $1.5M more.) No interest will accrue your 50% share unless it is not paid within 30 days of receipt by Calypso (a 10% annual rate if that happens). To be clear, this is a "walk away" fee and nothing else.

E. After the Partnership has been paid $2.5M, you, Mr. Williamson and your immediate families agree to have NOTHING to do with Calypso, including purchasing and owning Calypso stock on the open market. (None of you will ever be shareholders of Calypso)

We will also offer you ONE alternate;

You will honor A. and B. above and agree to binding arbitration (outside of Texas or Florida) with the best arbitrator we can agree upon to listen to the WHOLE relationship and make a determination as to who is owed what, including the possibility that you and Mr. Williamson may owe Calypso for your interferences SINCE 2002. It's an arbitration so the state laws under which it will be handled will be up to the arbitrator.

Please note the above are conceptual terms only and will have to be worked out within a specified (short) time period by the attorneys (10 work days??). Please also note that these offers are contingent upon a speedy resolution and no further litigation. Additionally, Calypso Wireless reserves all rights it may have. We neither waive nor abandon any rights by sending you this letter prior to filing suit. Calypso honestly does not expect you to agree to any of the above but we must offer it in the hopes that you will come to your senses. Therefore, If we do not receive a favorable response by Sunday, October 4th, we will proceed in our own manner and as our schedule allows to seek recovery and injunctive relief.

Sincerely; Calypso Wireless, Inc

      /s/ Cristian Turrini
      by Cristian Turrini, Calypso CEO and President.

      /s/ Kyle K, Pierce
      attested by Kyle Pierce, Secretary

cc: Jimmy Williamson, P.C.; 4310 Yoakum Boulevard; Houston, Texas 77006
Gary W. Miller; Boyar & Miller, P.C.; 4265 San Felipe, Suite 1200; Houston, Texas 77027